UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

FORM 11-K
______________________

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
______________________

Commission File No. 001-36228
______________________

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:
______________________

Navient 401(k) Savings Plan
______________________

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
______________________

Navient Corporation
123 Justison Street
Wilmington, Delaware 19801
____________________________

REQUIRED INFORMATION

The Navient 401(k) Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019	4

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020	5

Notes to Financial Statements	6

Supplemental Schedule*

Schedule of Assets (Held at End of Year)	11

Signature	12

Exhibit List	13

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm

To the Employee Benefits Fiduciary Committee
Navient 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Navient 401(k) Savings Plan (the "Plan") as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2020 financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CohnReznick LLP

We have served as the Plan's auditor since 2014.
Bethesda, Maryland
June 24, 2021

Navient 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019

	2020	2019
Assets
Investments, at fair value	$710,813,615	$616,687,829

Receivables:
Notes receivable from participants	14,833,316	14,728,370
Total receivables	14,833,316	14,728,370

Net assets available for benefits	$725,646,931	$631,416,199

See Notes to Financial Statements.

Navient 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$85,374,839
Dividends and interest	22,411,237
107,786,076

Interest on notes receivable from participants	653,920

Contributions
Employer	14,450,079
Participant	23,747,408
Rollover	1,275,761
39,473,248

Total additions	147,913,244

Deductions from net assets attributed to:
Benefits paid to participants	53,547,421
Administrative expenses	135,091
Total deductions	53,682,512

Net increase	94,230,732

Net assets available for benefits
Beginning of year	631,416,199
End of year	$725,646,931

See Notes to Financial Statements.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

1.
Plan Description

General
Navient 401(k) Savings Plan (the “Plan”) is a defined contribution plan established for the benefit of certain eligible employees of Navient Corporation (the “Company”) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

The Plan covers substantially all employees of the Company and its participating subsidiaries. Eligible employees may participate in the Plan after one month of service.

Fidelity Management Trust Company (“Fidelity”) is the Plan Trustee. An affiliate of Fidelity, Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”), serves as recordkeeper.

Contributions and vesting
Participants are eligible to contribute from 1 to 75 percent of their eligible compensation to the Plan, in increments of whole percentages, up to the Internal Revenue Service (“IRS”) annual maximum limits. The Plan allows participants who will attain age 50 in the current Plan year to make catch-up contributions into the Plan up to the IRS maximum. The Plan has a qualified automatic contribution arrangement (“QACA”) in which eligible employees are automatically enrolled to contribute three percent of their eligible compensation each pay period. This contribution amount automatically increases each year by one percent of eligible compensation, up to a maximum employee contribution equal to 10% of eligible compensation. Participants have the ability to opt out of automatic enrollments and automatic increases. Participants may also contribute amounts into the Plan from other qualified employer plans in which they had previously participated. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company makes a QACA safe harbor matching contribution on behalf of each participant after the participant has accrued six months of service. This matching contribution is 100 percent of employee contributions (i.e., a dollar-for-dollar match) up to the first five percent of a participant’s compensation. These matching contributions and related earnings vest after one year of service. Participants also direct the investments of Company contributions.

Participants forfeit their right to Company contributions that are unvested at the time of their termination of service. During 2020, Company contributions were reduced by $190,046 from previously forfeited non-vested accounts. Unused forfeitures at December 31, 2020 and 2019 totaled $6,183 and $22,423, respectively, which will be used to offset future Company contributions.

The Plan also allows the Company to make a discretionary profit sharing contribution, whereby the Company determines the amount of net profits, if any, to contribute to the Plan. The Company did not make any profit sharing contributions for the year ended December 31, 2020.

Notes receivable from participants
Participants may generally borrow up to 50 percent of their vested benefit to a maximum of $50,000. Participants may have no more than two loans outstanding at any time. The term of a loan will be three or five years, at the election of the participant, except for a loan to purchase the participant's principal residence, which can be repaid over 20 years. Loans are secured by the participant's account balance, bear interest at the prime rate established by the Federal Reserve and are repaid biweekly through automatic payroll deductions. In addition, participants may repay all or a portion (in $500 increments) of such loans at any time. Loans allowable under the Plan, collateralized by participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25% to 9%.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Pursuant to the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act enacted in March 2020, Plan participants could request a delay of loan repayments for repayments that occurred between April 5, 2020 and December 31, 2020. If a delay was granted, the participant’s loan was re-amortized and included any interest accrued during the period of delay. The ability to request a delay in loan repayments under the CARES Act ceased as of December 31, 2020. Also pursuant to the CARES Act Plan participants may request a loan up to the lesser of their vested loan balance or $100,000.

Investment elections
The Plan offers a variety of investment options, including various registered investment companies, a unitized employer stock fund and a common collective trust fund. In addition, participants have the option to direct investments through a self-directed brokerage account. Under the self-directed brokerage account, participants may direct investments in many eligible security types other than Company stock or other investments offered by Fidelity within the Plan. If a participant does not make an investment election, contributions are made to a qualified default investment. The qualified default investment is the Fidelity Freedom Fund, based on the participant’s date of birth and year in which the participant attains age 65.

Participant accounts
Each participant’s account is credited with the participant’s and the Company’s contributions and their portion of the Plan’s earnings (losses). Plan earnings (losses) are allocated based on the participant’s designated investments of their account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of benefits
Participants may withdraw funds from their account upon retirement, disability, separation from employment, attainment of age 59-1/2, and certain other times as specified in the Plan document. Distributions shall be made in a lump sum in cash, in the Company’s common stock, or a combination thereof, reduced by the outstanding balance of any loans not repaid by the participant.

In addition, pursuant to the CARES Act, participants who were currently receiving required minimum distributions were offered the option to waive their 2020 payment and participants who were due to receive the first required distribution in 2020 had their distribution automatically waived. The ability to request special waivers with respect to required minimum distributions under the CARES Act ceased as of December 31, 2020.

Actively-employed participants may request, subject to approval, a withdrawal of all or a portion of their pre-tax contributions subject to demonstration of substantial financial hardship. The Plan also permits participants to request up to $100,000 in coronavirus-related distributions, with repayment terms of up to three years, in accordance with the CARES Act. The ability to request coronavirus-related distributions under the CARES Act ceased as of December 31, 2020.

Administrative expenses
Participants pay fees relating to participant’s loans and withdrawals. Additionally, participants may pay for commissions associated with common stock purchases and sales and short term transaction fees in certain funds when participants trade in and out of the funds within the time restriction specified for such funds. Participant costs, including investment management fees charged by the respective funds, are charged directly to the participant's account and are reflected in the statement of changes in net assets available for benefits. The Company bears the remaining cost of Plan administration.

Plan administration
The Navient Corporation Employee Benefits Fiduciary Committee administers the Plan and is responsible for development of Plan investment policies and guidelines. Officers of the Company or its subsidiaries presently serve as Committee members. The Plan did not pay the Company, its subsidiaries or the Committee members for their services.

2.
Summary of Significant Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Fair value measurements
Financial Accounting Standards Board’s ("FASB") Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Classification is based on the lowest level of input that is significant to the fair value of the instrument. The three levels are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The types of financial instruments included in level 1 are highly liquid instruments with quoted prices.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Pricing inputs significant to the valuation are unobservable. Inputs are developed based on the best information available; however, significant judgment is required by management in developing the inputs.

The related disclosures are in Note 3.

Investment valuation and income recognition
Investments held by the Plan at December 31, 2020 consist of various registered investment companies, a unitized employer stock fund, a common collective trust fund (“CCT”), and a self-directed brokerage option. Common stock, securities and brokerage account investments traded on national securities exchanges are carried at fair value based on the closing price on the last business day of the year. The fair value of registered investment companies is determined based on quoted market prices, which represents the net asset value (“NAV”) for shares held at year-end. The unit value of the Navient Stock Fund is based on the closing price of the Company’s stock and the value of the money market component on the last business day of the Plan year. The Company’s stock is listed and traded on the NASDAQ Global Select Market. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Investments in CCTs are valued at the NAV of units of a collective trust. The NAV, as provided by the CCT managers, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.

Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis. Purchases and sales of securities are recorded on the trade date.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Contributions
Contributions made by employees electing to participate in the Plan under salary reduction agreements or by automatic enrollment and Company contributions are recorded when payable into the Plan.

Use of estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties
The Plan provides for various investment options. Such investments are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term, including a decrease in value, and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The 2019 novel coronavirus (or COVID-19) was declared a pandemic by the World Health Organization on March 11, 2020. Following the COVID-19 outbreak, the values of investment securities have been subject to significant volatility. Economic and market conditions and other factors of the COVID-19 outbreak may continue to impact the Plan. The extent of the impact of the COVID-19 outbreak on the Plan’s investments cannot be predicted at this time.

Benefit payments
Benefits are recorded when paid.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

3.
Fair Value Measurements

The fair value of Plan investments at December 31, 2020 and 2019 are shown in the tables below.

		Based on
	Fair Value at December 31, 2020	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)

Mutual Funds	$670,610,924	$670,610,924	$-	$-
Navient Stock Fund	6,753,993	-	6,753,993	-
Self-directed brokerage account	27,504,372	27,504,372	-	-
Total Investments at Fair Value	704,869,289	$698,115,296	$6,753,993	$-
Investments measured at NAV (a)	5,944,326
Total Investments	$710,813,615

		Based on
	Fair Value at December 31, 2019	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)

Mutual Funds	$583,577,784	$583,577,784	$-	$-
Navient Stock Fund	8,287,749	-	8,287,749	-
Self-directed brokerage account	21,111,823	21,111,823	-	-
Total Investments at Fair Value	612,977,356	$604,689,607	$8,287,749	$-
Investments measured at NAV (a)	3,710,473
Total Investments	$616,687,829

(a) In accordance with Subtopic 820-10, investments in common collective trusts that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits. There are no participant redemptions restrictions for these investments; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

4.
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Internal Revenue Code. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

5.
Related-Party Transactions and Party-In-Interest Transactions

Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan for administrative services to Fidelity and its affiliates were $136,825 for the year ended December 31, 2020. The Plan also receives funding from Fidelity Management Trust Company. During 2020, the Plan received $1,734 which is recorded net of administrative expenses.

Additionally, the Plan has investments in the Navient Stock Fund comprised principally of Navient Corporation common stock. At December 31, 2020 and 2019, the Plan held 873,186 and 787,198 units, respectively, valued at $6,753,993 and $8,287,749, respectively. During 2020, 524,235 units in the amount of $3,359,600 were purchased and 438,247 units in the amount of $3,314,264 were sold related to the Navient Stock Fund. Such transactions qualify as party-in-interest transactions, as Navient Corporation is the Plan’s sponsor. During 2020, the Plan recorded dividend income in the amount of $457,112 from participants’ investments in the Navient Stock Fund.

6.
Income Tax Status

The IRS has determined and informed the Company by a letter dated August 10, 2016, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan and related trust are operating in accordance with the IRC and are qualified under Section 401(a) of the IRC. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions for years since inception; however, there are currently no audits for any tax periods in progress.

Navient 401(k) Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

Navient 401(k) Savings Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 46-4054283 Plan: 001

 December 31, 2020

	Identity of issuer, borrower of similar entity	Description of Investment	Current value
*	FID 500 INDEX	Registered Investment Company	$93,250,718
*	FID CONTRAFUND K6	Registered Investment Company	68,848,151
*	FID OTC K6	Registered Investment Company	56,621,155
*	FID FREEDOM 2030 K	Registered Investment Company	41,183,527
*	FID FREEDOM 2040 K	Registered Investment Company	36,986,102
	VANG VMMR-FED MMKT	Registered Investment Company	34,586,918
*	FID BALANCED K	Registered Investment Company	30,659,831
	LOOMIS SM CP GRTH IS	Registered Investment Company	29,427,640
	METWEST TOT RTN BD I	Registered Investment Company	29,377,939
	BROKERAGELINK	Self-directed brokerage account	27,504,372
	VICTORY S ESTB VAL Y	Registered Investment Company	25,626,936
*	FID US BOND IDX	Registered Investment Company	23,043,625
*	FID FREEDOM 2020 K	Registered Investment Company	21,448,570
	J H ENTERPRISE N	Registered Investment Company	20,667,314
*	FID FREEDOM 2055 K	Registered Investment Company	18,719,552
*	FID INTL INDEX	Registered Investment Company	18,190,195
*	FID FREEDOM 2035 K	Registered Investment Company	17,879,697
*	FID FREEDOM 2025 K	Registered Investment Company	16,548,628
*	FID FREEDOM 2050 K	Registered Investment Company	16,074,265
*	FID FREEDOM 2045 K	Registered Investment Company	15,316,385
	AF WASH MUTL INV R6	Registered Investment Company	15,190,205
	ABF INTL EQUITY R6	Registered Investment Company	12,592,103
	NAVIENT STOCK FUND	Common Stock Fund	6,753,993
*	FID FREEDOM 2060 K	Registered Investment Company	6,442,657
	PUTNAM STABLE VALUE	Common Collective Trust	5,944,326
	WF SPL SM CAP VAL R6	Registered Investment Company	5,604,327
*	FID MID CAP IDX	Registered Investment Company	5,410,026
*	FID SM CAP IDX	Registered Investment Company	3,957,182
*	FID FREEDOM 2010 K	Registered Investment Company	3,274,843
*	FID FREEDOM INC K	Registered Investment Company	1,844,757
*	FID FREEDOM 2015 K	Registered Investment Company	1,313,317
*	FID FREEDOM 2065 K	Registered Investment Company	441,414
*	FID FREEDOM 2005 K	Registered Investment Company	82,945

	Participant Loans:
*	Plan Participants	Loans allowable under the plan instrument, collateralized by Participant account balances, are due in varying installments through 2036, with interest rates ranging from 3.25% to 9%	14,833,316

	Total		$725,646,931

* Denotes a party-in-interest
Note: Cost information is not required for participant-directed investments and therefore is not included.

See Report of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE NAVIENT 401(k) SAVINGS PLAN
(The Plan)

Date: June 24, 2021	By:	/s/ Ted A. Morris
Ted A. Morris Senior Vice President and Controller On behalf of the Navient Corporation Employee Benefits Fiduciary Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Accounting Firm (filed herewith)